Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
HMS Holdings Corp.:
We consent to the use of our reports dated March 10, 2009, with respect to the consolidated balance sheets of HMS Holdings Corp. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
New York, New York
August 18, 2009